SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2664

E-MAIL ADDRESS
TCRIDER@STBLAW.COM

RECEIVED
2007 JAN 23 A 11:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA FEDEX

January 22, 2007

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

07020488

SUPPL

Re: Inversiones Aguas Metropolitanas S.A. (82-35046) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

PROCESSED
JAN 2 5 2007 E
THOMSON FINANCIAL

Dear Mr. Staffen,

On behalf of our client, Inversiones Aguas Metropolitanas S.A. (the "Company"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of the shareholders' register of the Company as of December 31, 2006, sent to the *Superintendencia de Valores y Seguros* (the Chilean Securities and Insurance Superintendency, or "SVS"), on January 5, 2007;

2. English translation of letter to the SVS, dated January 8, 2007, relating to the amount of IAM's ADSs held by U.S. holders; and

3. English translation of letter to the SVS, dated January 16, 2007, submitting the list of IAM's directors and principal officers as of December 31, 2006.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 1/23

Please do not hesitate to contact the undersigned (212-455-2664) if you have any questions or require any further information.

Sincerely,

S. Todd Crider

Enclosures

cc: Deneb Schiele

File No. 82-35046

Shareholders of IAM as of December 31, 2006

Num. Registro	Name	Tax No.	Dv	Address	District	City	Shares as of 2006/12/31
112	BRICENO VERDUGO HERNAN	1010001	1	AV. COLON 3805 DP.123	LAS CONDES	SANTIAGO	10,000
116	VIVIANI CANELLO VICTOR	1589709	0	LUIS THAYER OJEDA 1573 DPTO 302	PROVIDENCIA	SANTIAGO	224,000
122	CASTEX ARTAL EMILIO ARMANDO	1819950	5	AV KENNEDY 10210 DPTO 402	VITACURA	SANTIAGO	5,000
6	MONTECINOS ALDEA LUIS ALBERTO	3869827	3	ALAMEDA 268 DEP. 41	SANTIAGO	SANTIAGO	20,833
40	SOTOMAYOR BAHAMONDES TRISTAN W	4213280	2	VICTORIA 516	VILLA ALEMANA	VALPARAISO	4,000
46	ROSSI VALPUESTA MARIO PATRICIO	4756387	9	HOLANDA 1555 DEPTO-1201	PROVIDENCIA	SANTIAGO	41,667
110	ESPINOLA SCHMIDT PATRICIO	5027979	0	MONJITAS 668	SANTIAGO	SANTIAGO	20,000
43	BRAVO LEYTON LUIS ISMAEL	5075499	5	AGUSTINAS 2190 DPTO 38	SANTIAGO	SANTIAGO	12,000
41	FINLAY CORREA ALBERTO	5525558	K	NEVERIAS 4880 DPTO.101	LAS CONDES	SANTIAGO	10,417
104	LLANQUITRUF BARRIGA CARLOS JUVENAL	5583199	9	LOS CHONOS 8951	LA FLORIDA	SANTIAGO	3,898
124	ELIZONDO ARIAS CARLOS WASHINGTON	5628700	0	NEGRETE 438	SAN FERNANDO	COLCHAGUA	160
130	TORTELLO MANETTI FLAVIO	5688449	1	CASILLA 988 CORREO 21 SANTIAGO	LAS CONDES	SANTIAGO	500
126	MINCHEL CANCINO LINA	5695904	1	GALVARINO GALLARDO 1820/1201	PROVIDENCIA	SANTIAGO	16,500
49	COSTA NATTERO ALDO MANUEL	6338314	7	LUIS MATTE LARRAIN 900	LAS CONDES	SANTIAGO	20,823
63	SANCHEZ QUINTEROS PAMELA IVONNE	8452011	K	LLICO 543	SAN MIGUEL	SANTIAGO	1,090
97	MARTINI YANSSENS FRANCISCO JAVIER	9487199	9	GARCIA MORENO 1636	NUNOA	SANTIAGO	5,200
66	SUAZO HORMAZABAL GIOVANO	12159264	9	EL BOSQUE 875 DPTO 1304	PROVIDENCIA	SANTIAGO	10
55	CHILE MSCI EMERGING MARKETS INDEX COMMON	47006040	9	DOMINGO ARTEAGA 271	SANTIAGO	SANTIAGO	1,199,631
30	BATTERYMARCH GLOBAL EMERGINGMARKETS FUND	59027310	4	HUERFANOS 1376 OF. 403	SANTIAGO	SANTIAGO	895,833
14	THE CHILE FUND INC	59028400	9	AVDA.APOQUINDO 3721 PISO 19	LAS CONDES	SANTIAGO	1,400,000
125	CHILE IFCI EMERGING MARKETS INDEX COMMON	59058230	0	AHUMADA 48 PISO-2	SANTIAGO	SANTIAGO	78,691
61	ASOCIACION DE CANALISTAS SOC DEL CANAL DEL MAIPO	70009410	3	NUEVA DE LYON 072 OF 1401	PROVIDENCIA	SANTIAGO	6,638,350
42	INVERSIONES INTER CHILE LTDA	78194110	7	VITACURA 2902	VITACURA	SANTIAGO	104,000
45	ALFA CORREDORES DE BOLSA S A.	79507160	1	AVDA APOQUINDO 3669 PISO 10	LAS CONDES	SANTIAGO	10,418
32	LARRAIN VIAL S.A. CORREDORA DE BOLSA	80537000	9	CASILLA 10097	SANTIAGO	SANTIAGO	381,103
89	TANNER CORREDORES DE BOLSA S.A.	80962600	8	AVDA. APOQUINDO N 3000 PISO 10	LAS CONDES	SANTIAGO	55,171
4	CELFIN CAPITAL S.A. CORREDORES DE BOLSA	84177300	4	AV.APOQUINDO 3721 PISO 19	LAS CONDES	SANTIAGO	3,459,184
102	UGARTE Y CIA. CORREDORES DE BOLSA S.A.	85544000	8	BANDERA 61	SANTIAGO	SANTIAGO	50,000
103	YRARRAZAVAL Y CIA CORREDORES DE BOLSA LTDA.	85598800	3	BANDERA 67	SANTIAGO	SANTIAGO	22,000
53	MUNITA CRUZAT Y CLARO S.A. CORREDORES DE BOLSA	89420200	9	AVDA. EL BOSQUE NORTE 0177 PISO 13	LAS CONDES	SANTIAGO	127,078
115	BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	90249000	0	LA BOLSA 64	SANTIAGO	SANTIAGO	428
121	FONDO MUTUO LEGG MASON MID CAP	96813580	8	AV ANDRES BELLO 2687 PISO 3	LAS CONDES	SANTIAGO	483,334
23	IM TRUST S.A. CORREDORES DE BOLSA	96489000	5	AVDA. APOQUINDO 3721 PISO 16	LAS CONDES	SANTIAGO	46,288
10	VALORES SECURITY S.A.CORREDORES DE BOLSA	96515580	5	AVDA. APOQUINDO N 3150 PISO 7	LAS CONDES	SANTIAGO	41,200
119	BOLSA DE CORREDORES BOLSA DE VALORES	96518240	3	PRAT 798	VALPARAISO	VALPARAISO	345,500
37	BCI CORREDOR DE BOLSA S.A.	96519800	8	MONEDA 970 PISO 20	SANTIAGO	SANTIAGO	101,600
35	SANTIAGO CORREDORES DE BOLSA LTDA.	96524180	9	BANDERA 172-PISO 8	SANTIAGO	SANTIAGO	106,613
33	VALENZUELA LAFOURCADE S.A. CORREDORES DE BOLSA	96527210	0	LA BOLSA 64 OF. 222-223	SANTIAGO	SANTIAGO	6,244
70	BOLSA ELECTRONICA DE CHILE BOLSA DE VALORES	96551730	8	HUERFANOS 770 PISO 14	SANTIAGO	SANTIAGO	8,000
100	SCOTIA SUD AMERICANO CORREDORES DE BOLSAS.A	96568550	2	AGUSTINAS 1235 PISO 10	SANTIAGO	SANTIAGO	4,480
3	BANCHILE CORREDORES DE BOLSA S.A.	96571220	8	AGUSTINAS 975 OF.211	SANTIAGO	SANTIAGO	2,499,584
131	PRINCIPAL CIA. DE SEG. DE VIDA CHILE S.A	96588080	1	AV.APOQUINDO 3600 PISO 10	LAS CONDES	SANTIAGO	4,642
127	CIA DE SEGUROS DE VIDA CRUZ DEL SUR S.A.	96628780	2	PASEO PUENTE 574 PISO 4	SANTIAGO	SANTIAGO	26,142
47	CORPBANCA CORREDORES DE BOLSA SA	96665450	3	HUERFANOS 1072 PISO 5	SANTIAGO	SANTIAGO	5,780
18	CB CORREDORES DE BOLSA	96680820	9	AVDA APOQUINDO 3039 PISO 10	LAS CONDES	SANTIAGO	5,833
5	SANTANDER INVESTMENT S.A. CORREDORES DE BOLSA	96683200	2	BANDERA 140 PISO-12	SANTIAGO	SANTIAGO	120,141
72	CONSORCIO CORREDORES DE BOLSA S.A.	96772490	4	AVDA. EL BOSQUE SUR 130 PISO 13	LAS CONDES	SANTIAGO	12,733
73	EUROAMERICA CORREDORES DE BOLSA S.A.	96899230	9	AV APOQUINDO 3650 PISO 12 SUR	LAS CONDES	SANTIAGO	3,670
34	MBI CORREDORES DE BOLSA S.A.	96921130	0	AV PRESIDENTE RIESCO 5711 OFICINA 602	LAS CONDES	SANTIAGO	5
7	GM & E ASSET MANAGEMENT S.A./ FIP ANACAPRI INVESTMENT FU	96955840	8	MORANDE 322 OF.702	SANTIAGO	SANTIAGO	1,100,000
15	Citibank Chile Cta.de Terceros Cap.XIV Res	97008000	7	AVDA ANDRS BELLO 2687 PISO 5	LAS CONDES	SANTIAGO	55,180,384
12	AFP SANTA MARIA S.A FONDO TIPO B.	98000000	1	SUECIA 211 PISO 13	PROVIDENCIA	SANTIAGO	2,037,348
11	AFP SANTA MARIA S.A. FONDO TIPO A	98000000	1	SUECIA 211 PISO 13	PROVIDENCIA	SANTIAGO	2,691,371
13	AFP SANTA MARIA S.A. FONDO TIPO D	98000000	1	SUECIA 211 PISO 13	PROVIDENCIA	SANTIAGO	753,648
8	AFP SANTA MARIA S.A. PARA FDO. PENSION C	98000000	1	SUECIA 211 PISO 13	PROVIDENCIA	SANTIAGO	4,775,523
19	AFP BANSANDER S.A. FONDO PENSION A	98000600	K	BANDERA 150 PISO 10	SANTIAGO	SANTIAGO	4,217,076
20	AFP BANSANDER S.A. FONDO PENSION B	98000600	K	BANDERA 150 PISO 10	SANTIAGO	SANTIAGO	3,930,434
21	AFP BANSANDER S.A. FONDO PENSION D	98000600	K	BANDERA 150 PISO 10	SANTIAGO	SANTIAGO	580,835
17	AFP BANSANDER S A FDO PENSION C	98000600	K	BANDERA 150 PISO 10	SANTIAGO	SANTIAGO	7,155,377
71	AFP CUPRUM S A. PARA FDO. PENSION C	98001000	7	BANDERA 236 PISO 7	SANTIAGO	SANTIAGO	500
117	FUCHSLOCHER ARANCIBIA SERGIO	5026320	7	PJE PHILLIPS 0451 DEPARTAMENTO 908	SANTIAGO	SANTIAGO	10.000
118	CLARO TOCORNAL MARIA REGINA	1722054	3	NAPOLEON 3527 PISO 12	LAS CONDES	SANTIAGO	39.200
94	PASTENES BAEZA EMILIO	3350428	6	PSJE OROMPELLO 3972 CONJUNTO LA PIRA	RECOLETA	SANTIAGO	1,300
39	THE BANK OF NEW YORK SEGUN CIRCULAR N 1375 DE LA SVS	59030820	K	BANDERA 201	SANTIAGO	SANTIAGO	327,537,220
31	JP MORGAN SECURITIES INC.	47009201	7	HUERFANOS 770	SANTIAGO	SANTIAGO	98,372
123	PENTA CORREDORES DE BOLSA S.A.	99555580	8	AVDA. EL BOSQUE NORTE 0440 PISO 13	LAS CONDES	SANTIAGO	62,499
128	FONDO MUTUO BOSTON NATIONAL EQUITY	96980650	9	MONEDA 799 PISO 3	SANTIAGO	SANTIAGO	141,227
79	NON-TEACHER SCHOOL EMPLOYEE RETIREMENT SYSTEM OF M	47006246	0	AVDA. APOQUINDO 3457	SANTIAGO	SANTIAGO	288
81	CITIFUNDS TRUST I - SMITH BARNEY EMERGING MARKETS	47006269	K	MONEDA N 799 PISO 2	SANTIAGO	SANTIAGO	4.490
75	IPAC SPECIALIST INVEST.STRATEGIES-GLOBAL	47006029	8	MONEDA 799	SANTIAGO	SANTIAGO	12,584
76	CITIGROUP EMERGING MARKET TRUST	47006111	1	AVDA.APOQUINDO 3457	SANTIAGO	SANTIAGO	44,394
80	PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI	47006245	2	AVDA. APOQUINDO 3457	SANTIAGO	SANTIAGO	39,882
60	RIVERA OLGUIN VICTOR HUGO	5122275	K	COMANDANTE MORRIS 1381	MAIPU	SANTIAGO	20,903
51	SANCHEZ QUINTEROS LINA PATRICIA	8047721	K	LLICO No 543	SAN MIGUEL	SANTIAGO	1,090
56	MERRILL LYNCH LATIN AMERICA FUND CHILE L	78198270	9	AV.ANDRES BELLO 2687 PISO 7	LAS CONDES	SANTIAGO	41,000
1	INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	77329730	4	AVDA PRESIDENTE BALMACEDA 1398	SANTIAGO	SANTIAGO	566,000,000
28	ZABALA SANHUEZA VICTOR HERNAN	9524774	1	ROBERTO AVILA MARQUEZ 890 VILLA MAES	SAN BERNARDO	MAIPO	3,125
48	REUR S.A	96540380	9	GUARDIA VIEJA 255 OF.707	PROVIDENCIA	SANTIAGO	200.000
64	CALDERON FLORES CARLOS IGNACIO	7718232	1	AV.PRESIDENTE BALMACEDA 1398 PISO 3	SANTIAGO	SANTIAGO	2
65	TORO GONZALEZ VERONICA	10248550	5	PROVIDENCIA 1806 PISO 14	SANTIAGO	SANTIAGO	2
67	MORA AGUILERA JOSE RAUL	11521661	9	AV.EL GOLF 40 PISO 13	LAS CONDES	SANTIAGO	2
68	GOMEZ EDWARDS MARIA FRANCISCA	8337960	K	AV.PRESIDENTE BALMACEDA 1398 PISO 14	SANTIAGO	SANTIAGO	2
78	SMITH BARNEY CORPORATE TRUST COMPANY GRO	47006182	0	AVDA. APOQUINDO 3457	SANTIAGO	SANTIAGO	5.358
105	CESPEDES SALINAS LINA ANGELICA	12172259	3	DARDIGNAC 48	SAN FELIPE	SAN FELIPE DE A	159
113	CALIFORNIA STATE TEACHERS RETIREMENT SYS	47006059	k	AVDA.APOQUINDO 3457	SANTIAGO	SANTIAGO	3,408,524
120	ABN AMRO FUNDS	47000047	3	AVDA APOQUINDO 3457	SANTIAGO	SANTIAGO	1,285,931
				Total			1,000,000,000

Santiago, January 8, 2007

IAM

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref.: Circular N° 1375.

Dear Sir,

In accordance with letters l) and m) of Section II.1 of Circular 1375 of the Superintendency, I inform you the following:

As of December 31, 2006, Inversiones Aguas Metropolitanas S.A. has (i) for the ADRs 144-A program, a (1) registered holder which is CEDEFAST – DTC (securities fund) with 8.619.420 ADRs and (ii) for the ADRs Reg S program, a (1) registered holder which is CEDEFAST – DTC with 7.757.442 ADRs. The above appears in a report sent by Bank of New York (the depositary bank).

Yours sincerely,

Alberto Martínez Lacambra
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

C.C.: Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Feller – Rate, Clasificadora de Riesgo Ltda.
Humphreys Ltda., *Clasificadora* de Riesgo.
Banco Santander Chile (Banco Custodio)

Santiago, January 16, 2007

IAM

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Ref.: Circular 1003.-

Dear Sir,

As requested by the Superintendency, I enclose Form No.1 of Circular 1,003 containing the current list of executives of Inversiones Aguas Metropolitanas S.A. at December 31, 2006.

Yours sincerely,

Alberto Martínez Lacambra
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

C.C.: Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Feller – Rate, Clasificadora de Riesgo Ltda.
Humphreys Ltda., Clasificadora de Riesgo.
UBS Securities LLC
The Bank of New York
Banco Santander Chile

File No. 82-35046

FORM N° 1 EXECUTIVES' INFORMATION

I. **COMPANY INFORMATION**

1.1 Company Name	1.2 Tax N°	1.3 Date	1.4 Type
Inversiones Aguas Metropolitanas S.A.	77.274.820-5	1/16/2007	01

II. **EXECUTIVES' INFORMATION**

	II. 1 First Surname	II. 2 Last Surname	II. 3 Names	II. 4 Tax N°	II. 5 Charge
Executive	Simón	Grimaldos	Angel	O-E	01
Spouse	Zorrilla	Diez	Concepción	O-E	
Executive	Noman	Serrano	Alfredo	21.663.123-4	01
Spouse	Guivernau		María Josefa	O-E	
Executive	Chaigneau		Alain	O-E	01
Spouse					
Executive	Villarino	Herrera	Joaquin	9.669.100-9	01
Spouse	Fresno	Mackenna	Marta de los Angeles	8.701.236-0	
Executive	Chadwick	Piñera	Herman	4.975.992-4	01
Spouse	Larraín	Herrera	Maria Irene	5.279.408-0	
Executive	Marcel	Collell	Mario	7.012.402-5	01
Spouse	Olivares	Barahona	Ana Maria	8.719.913-4	
Executive	Ravinet	De la Fuente	Jaime	4.665.925-2	01
Spouse	Lyon	Parot	Ximena	6.083.699-k	
Executive	Bague	Prats	Josep	14.709.334-9	01
Spouse	Pérez	Goñi	Maria Isabel	14.709.328-4	
Executive	Rayón	Martín	Fernando	14.709.659-3	01
Spouse	Ropero	Egea	Yolanda	14.709.658-5	
Executive	Yarur	Sairafi	Ivan	8.534.007-7	01
Spouse	Caceres	Avila	Andrea Macarena	9.609.007-6	
Executive	Guerrero	Gutierrez	Ignacio	5.546.791-9	01
Spouse	Matta	Donoso	Carolina	8.269.643-1	
Executive	Toro	Rivera	Juan	9.212.049-k	01
Spouse	Silva	Schiavetti	Victoria	7.284.503-k	
Executive	Castro	Fernández	Rodrigo	10.570.170-5	01
Spouse	Arriagada	Alvarez	Maria Pia	10.294.143-8	
Executive	Martinez	Lacambra	Alberto	48.098.679-5	02
Spouse	Calderón	Rubio	María José	48.099.666-6	
Executive	Suazo	*Hormazábal*	*Giovano*	12.159.264-9	02
Spouse	Droguett	Barra	Carolina Walquiria	12.085.848-3	
	Acuña	Solorza	Patricio	10.696.150-6	03
	Ceballos	Otarola	Gladys Ruth	11.052.573-7	

Alberto Martinez Lacambra
Gerente General